

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 4, 2009

John M. Cobb
Vice President and Chief Financial Officer
Integrated Silicon Solution, Inc.
1940 Zanker Road
San Jose, CA 95112

> **Re:** **Integrated Silicon Solution, Inc.**
> **Form 10-K for the Fiscal-Year ended September 31, 2008**
> **File No. 000-23084**

Dear Mr. Cobb:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief